FORUM FUNDS
Three Canal Plaza, Suite 600
Portland, Maine  04101

Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:  WITHDRAWAL OF FORM 485A FILING
        REGISTRANT FILE NOS. 002-67052 AND 811-03023

Ladies and Gentlemen:

This Form AW, Amendment Withdrawal Request, is submitted pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), to withdraw a filing made under Rule 485(a) of the 1933 Act by Forum Funds (the “Registrant”).  Registrant hereby requests you withdraw Post-Effective Amendment No. 348 to its Registration Statement filed with the the Securities and Exchange Commission on February 6, 2012 (Accession No. 0001435109-12-000012) concerning the Auxier Focus Fund as a new series was inadvertantly created.  Registrant will submit a new filing that will create a new class under the existing series. No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

Please direct any questions to Lina Bhatnagar at (207) 347-2025.

Sincerely,

Forum Funds

By: /s/ Lina Bhatnagar
Line Bhatnagar
Secretary